Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 4, 2014

Relating to Preliminary Prospectus dated January 23, 2014

Registration Statement No. 333-193078

Continental Building Products, Inc.

Common Stock

Update to Preliminary Prospectus

Dated January 23, 2014

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, dated January 23, 2014 (the “Preliminary Prospectus”), that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-193078) (the “Registration Statement”) of Continental Building Products, Inc. (the “Company”), relating to the initial public offering of common stock by the Company. A copy of the Preliminary Prospectus included in Amendment No. 2 to the Registration Statement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1592480/000119312514017773/d621418ds1a.htm.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Shares of common stock offered by the Company	11,765,000 shares

Initial public offering price	$14.00 per share

Shares of common stock to be outstanding immediately after the offering	44,069,000 shares

Underwriters’ option to purchase additional shares of common stock	LSF8 Gypsum Holdings, L.P., our sole stockholder (the “Selling Stockholder”), has granted the underwriters a 30-day option to purchase up to 1,764,750 additional shares at the initial public offering price.

Ownership by Selling Stockholder	Following the offering, the Selling Stockholder will own approximately 73.3% of the Company’s common stock, or 69.3% if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit A.

Capitalization	The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit B.

The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from the offices of:

Citigroup Global Markets Inc.	Credit Suisse Securities (USA) LLC
Attn: Broadridge Financial Solutions	Attn: Prospectus Department
1155 Long Island Avenue	One Madison Avenue
Edgewood, NY 11717	New York, NY 10010
Email: batprospectusdept@citi.com	Email: newyork.prospectus@credit-suisse.com
Phone: (800) 831-9146	Phone: (800) 221-1037

Barclays Capital Inc.	Deutsche Bank Securities
Attn: Broadridge Financial Solutions	Attn: Prospectus Department
1155 Long Island Avenue	60 Wall Street
Edgewood, NY 11717	New York, NY 10005-2836
Email: barclaysprospectus@broadridge.com	Email: prospectus.cpdg@db.com
Phone: (888) 603-5847	Phone: (800) 503-4611

RBC Capital Markets
Attn: Equity Syndicate
Three World Financial Center
200 Vesey Street, 8th Floor
New York, NY 10281-8098
Phone: (877) 822-4089

Exhibit A

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $151.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on the initial public offering price of $14.00 per share. We intend to use the net proceeds from this offering as follows:

•

$2 million to make a one-time payment to Lone Star in consideration for the termination of our Asset Advisory Agreement with certain affiliates of Lone Star upon consummation of this offering as described under “Certain Relationships and Related Party Transactions—Relationships with Lone Star and Affiliates—Asset Advisory Fees”;

•	to repay $149.4 million under the Second Lien Credit Agreement; and

•	the remainder for general corporate purposes.

The terms of our First and Second Lien Credit Agreements, including the interest rates and maturities thereof, are described in detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities.” The proceeds received under the First and Second Lien Credit Agreements were used to fund a portion of the acquisition of the gypsum division of Lafarge and to make a $130 million distribution to Lone Star.

Credit Suisse Securities (USA) LLC and RBC Capital Markets, LLC, each of whom are underwriters in this offering, or their affiliates, will receive more than 5% of the net proceeds of this offering in connection with the prepayment of a portion of our first and second lien credit facilities. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting—Conflicts of Interest.”

The selling stockholder will receive approximately $24.7 million in gross proceeds from this offering if the underwriters exercise in full their option to purchase up to 1,764,750 additional shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Exhibit B

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

•	on an actual basis; and

•	on a pro forma basis to give effect to the following:

•	the completion of our corporate reorganization where LSF8 Gypsum Holdings Company, LLC was converted into a Delaware corporation and renamed Continental Building Products, Inc.;

•	a 32,304 for one stock split, which occurred on February 3, 2014;

•

the modification of our First and Second Lien Credit Agreements to increase the borrowings by $130 million and distribute the proceeds as a return of capital to our sponsor, Lone Star, which occurred on December 2, 2013;

•

the issuance and sale of 11,765,000 shares of our common stock offered by us in this offering at the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in “Use of Proceeds”; and

•

an additional draw under our revolver to pay certain fees in connection with this offering and repay borrowings under the Second Lien Credit Agreement, each of which is expected to occur in connection with this offering.

You should read this table together with the information in this prospectus under “Use of Proceeds,” “Selected Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma
	(in thousands, except share data)
Cash and cash equivalents	$16,760	$11,528

Debt:
First Lien Credit Agreement	$320,000	$415,000
Second Lien Credit Agreement	120,000	—
Borrowings under the Revolver	28,500	37,181
Original issue discount	(3,264)	(3,351)

Total debt	$465,236	$448,830

Stockholders’ Equity:
Undesignated preferred stock, par value $0.001 per share: no shares authorized, issued or outstanding actual, 10,000,000 shares authorized, no shares issued and outstanding pro forma
Common Stock, $0.001 par value per share; 1,000 shares authorized, 1,000 shares issued and outstanding, actual; 190,000,000 shares authorized, 44,069,000 shares issued and outstanding pro forma	—	44
Additional Paid-In Capital	265,000	286,375
Accumulated Other Comprehensive Income (Loss)	266	266
Accumulated deficit	(4,640)	(17,231)

Total Stockholders’ Equity	260,626	269,454

Total Capitalization	$725,862	$718,284

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